575 Madison Avenue New York, NY10022-2585 212.940.8800 tel 212.940.8776 fax www.kattenlaw.com

Kathleen H. Moriarty kathleen.moriarty@kattenlaw.com (212) 940-6304 direct (212) 894-5504 fax

VIA EDGAR

August 8, 2014

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Catherine Gordon, Senior Counsel

Re:	Absolute Shares Trust Pre-Effective Amendment No. 3 to Registration Statement on Form N-1A filed on August 8, 2014; File Nos. 333-192733 and 811-22917

Dear Ms. Gordon:

On behalf of our client, Millington Securities, Inc., (the “Advisor”) and Absolute Shares Trust (the “Trust”), and together with this correspondence, we are filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 3 (the “Amendment”) under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 3 under the Investment Company Act of 1940 (the “1940 Act”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the shares of the following ten separate series of exchange traded funds (each a “Fund” and collectively, the “Funds”):

WBI SMID Tactical Growth Shares;

WBI SMID Tactical Value Shares;

WBI SMID Tactical Yield Shares;

WBI SMID Tactical Select Shares;

WBI Large Cap Tactical Growth Shares;

WBI Large Cap Tactical Value Shares;

WBI Large Cap Tactical Yield Shares;

WBI Large Cap Tactical Select Shares;

WBI Tactical Income Shares; and

WBI Tactical High Income Shares.

This letter is a follow-up message to the voicemail message I sent you earlier today. This Amendment has been prepared as the seed audit filing and updates or completes all information required to be included in the Registration Statement, including the attachment of all required exhibits.

Presently, the Trust does not intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the 1933 Act.

AUSTIN CENTURY CITY CHARLOTTE CHICAGO HOUSTON IRVING LOS ANGELES
NEW YORK ORANGE COUNTY SAN FRANCISCO BAY AREA SHANGHAI WASHINGTON, DC

LONDON:  KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

August 8, 2014

The Advisor and the Trust, on behalf of the Funds, have received orders for exemptive relief under the federal securities laws in order to allow the Funds to operate as described in the Registration Statement. The Advisor and the Trust, on behalf of the Funds,submitted an exemptive application on April 6, 2011; an Amended and Restated Application on September 23, 2011; a Second Amended and Restated Application on June 22, 2012; a Third Amended and Restated Application on November 16, 2012 and a Fourth Amended and Restated Application on May 1, 2013 (File No. 812-13886). The requested relief was granted on May 29, 2013,see In the Matter of Millington Exchange Traded MAVINS Fund LLC, et al., Investment Company Act Release No. 30503 (May 2,2013) (notice) and Investment Company Act Release No. 30543 (May 29, 2013) (order). The Advisor, the Trust, on behalf of the Funds, and the Trust’s distributor submitted another exemptive application on February 6, 2014; an Amended and Restated Application on May 7, 2014; a Second Amended and Restated Application on May 30, 2014; and a Third Amended and Restated Application on June 5, 2014 (File No. 812-14274). The requested relief was granted on July 8, 2014,see In the Matter of Absolute Shares Trust, et al., Investment Company Act Release No. 31079 (June 12, 2014) (notice) and Investment Company Act Release No. 31150 (July 8, 2014) (order).

The Advisor and the Trust do not expect to submit a no-action request in connection with the Registration Statement. The Advisor believes that the Trust and the Funds as currently configured comply with the terms and conditions of the order as granted.

The Trust and its management acknowledge that they are responsible for the accuracy and adequacy of the disclosures they have made in the Registration Statement.

Please be advised that the Trust is not seeking acceleration of the effectiveness of the Registration Statement at this time but will do so upon notice to the Staff. In the event that the Trust requests acceleration of the effective date of the Registration Statement, it will furnish a letter containing the requested acknowledgements.

If you have any further questions or wish to discuss any of the Responses, please do not hesitate to call me at 212-940-6304 or Gregory Xethalis at 212-940-8587. We greatly appreciate your assistance with respect to the Amendment.

Very truly yours,

/s/ Kathleen H. Moriarty, Esq.

Kathleen H. Moriarty, Esq.

cc: Don Schreiber, Jr.